

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2017

Xi Chang
Chief Executive Officer
OneSmart Education Group Limited
165 West Guangfu Road, Putuo District
Shanghai 200063
PRC

> **Re: OneSmart Education Group Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted November 16, 2017**
> **CIK No. 0001712184**

Dear Mr. Chang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted November 16, 2017

Prospectus Summary, page 1

1.   Please revise paragraph 3 to briefly explain the meaning of "mass affluent families."

Corporate History and Structure, page 4

2.   Please revise the organizational chart on page 6 to reflect the post-offering ownership structure of the Company, including the percentage ownership of Mr. Zhang and public

shareholders in the registrant following completion of the offering.

Risk Factors
Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions, page 37

3. Clarify what clause, (i), (ii) and/or (iii), would require MOFCOM pre-notiifcation under the M&A rules.

Use of Proceeds, page 51

4. Please revise to indicate the approximate dollar amount or percentage of your offering proceeds that you anticipate will be available for the uses you enumerate in paragraph two, given the current regulatory restrictions on funding your PRC operations discussed in paragraph five.

5. Please clarify the types of "selective investments" that the Company may decide to invest the proceeds of the offering.

Capitalization, page 53

6. Please revise the capitalization table to give pro forma effect to any post balance sheet issuance of debt, convertible preferred stock, or equity. In this regard, we note you issued 1.84 million of Series A-1 redeemable convertible preferred shares to a new investor in September 2017, immediately following the Reorganization.

Industry
Revenue of K-12 After-School Education Market in China , page 95

7. We note the revenue CAGR rate from year 2017 to 2022 was about 2.1% lower than the rate from year 2012 to 2016 in the after-school education market. However, the CAGR rate for student enrollments was about 0.7% higher for the same period presented. Please discuss the factors that contribute to the lower revenue CAGR rate.

Regulation, page 123

8. Please revise this section to specifically state how the regulations discussed apply to your company and the extent to which you are in compliance with each regulation. As just five examples:

- Clarify whether your study centers that operate for profit have obtained the necessary education permits and business licenses as required by the Amended Private Education Law;
- Clarify whether you have filed the status of all franchises on an annual basis as

> required by the Ministry of Commerce;
> - Specify how the regulations on the Classification Registration apply to your study centers;
> - Specify how the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education affects your business activities;
> - Clarify how each of the PRC tax provisions affect your corporate structure and financing. We note your belief that you are not a PRC resident enterprise for PRC tax purposes (page 171) but it is unclear whether your worldwide income will be subject to a 25% income tax rate.

9.   Disclose the status of the draft Foreign Investment Law.

10.   Disclose the number of your study centers that have elected to require "reasonable returns" under the 2013 Private Education Law and PE Implementation Rules.

Consolidated Financial Statements for Years Ended August 31, 2015 and 2016
Notes to the Financial Statements
18. Restricted Net Assets , page F-41

11.   You disclose that you are required to make contributions to the development fund which are calculated based on after-tax income prior to the payment of a dividend. It appears that an obligation to contribute to the development fund is not affected by the absence of a declared or paid dividend. Please clarify why you did not make a contribution to the development fund.

21.Subsequent Events , page F-44

12.   We note you adopted the Amended and Restated 2015 stock options plan after the balance sheet date. Please disclose the fair value of such options and the related compensation expense.

General

13.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

14.   We note references to third-party market data throughout your prospectus, including references to reports commissioned by you and prepared by Frost & Sullivan. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

       You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Larry Spirgel, Assistant Director, at 202-551-3815, with any other questions.

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